NEWS RELEASE
BROOKFIELD CONSORTIUM RECEIVES
SHAREHOLDER APPROVAL FOR REVISED
AGREEMENT TO ACQUIRE O&Y PROPERTIES
TORONTO, October 7, 2005 — Brookfield Properties Corporation (BPO: NYSE, TSX) and its Canadian based subsidiary, BPO Properties Ltd. (“BPO Properties”) (BPP: TSX), today announced that its bidding consortium, which includes BPO Properties, CPP Investment Board and Arca Investments Inc. (“the Consortium”), received approval from the shareholders of O&Y Properties Corporation (“O&Y Properties”) (OYP:TSX) to proceed with an arrangement whereby a newly-formed company owned by the Consortium (“Newco”) will acquire all of the issued and outstanding shares of O&Y Properties for C$12.72 per share in cash (the “Arrangement”). Shareholders voted 99.9% in favour of the Arrangement.
The transaction is conditional on Newco acquiring more than 50% of the issued and outstanding limited voting units of O&Y REIT (“O&Y REIT”), other than those owned by O&Y Properties, for C$16.25 per limited voting unit under a takeover bid that expires on October 17, 2005.
Institutional unitholders of O&Y REIT, who collectively hold an aggregate of 12.6 million limited voting units representing 72% of the limited voting units required to satisfy the minimum condition, have agreed to tender their limited voting units to the offer.
“We, along with our partners, are pleased with the outcome of the vote by O&Y Properties’ shareholders and look forward to a similarly successful completion of the tendering process for O&Y REIT unitholders,” commented Ric Clark, President and CEO of Brookfield Properties Corporation.
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Brookfield Properties Corporation owns, develops and manages premier North American office properties. The Brookfield portfolio comprises 46 commercial properties and development sites totaling 46 million square feet, including landmark properties such as the World Financial Center in New York City and BCE Place in Toronto. Brookfield is inter-listed on the New York and Toronto Stock Exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
BPO Properties Ltd., 89% owned by Brookfield Properties, is a Canadian company that invests in real estate, focusing on the ownership and value enhancement of premier office properties. The current property portfolio is comprised of interests in 17 commercial properties and development sites totaling 14 million square feet, including landmark properties such as the Exchange Tower, home of the Toronto Stock Exchange and Bankers Hall in Calgary. BPO Properties’ common shares trade on the TSX under the symbol BPP. For more information, visit www.bpoproperties.com.
Contact Information
Brookfield Properties and BPO Properties:
Melissa Coley
Tel: 212-417-7215
Email: mcoley@brookfieldproperties.com
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Note: This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “expect,” “anticipate,” “intend,” “estimate,” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters, identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, local real estate conditions, timely re-leasing of occupied square footage upon expiration, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

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